                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                             Telemundo Group, Inc.
                             ---------------------
                                (Name of Issuer)


                          Common Stock $.01 Par Value
                          ---------------------------
                         (Title of Class of Securities)


                              87943M306/87943M405
                                   ---------
                                (CUSIP Number)

 Alan J. Barton, Esq., Paul, Hastings, Janofsky & Walker, 555 S. Flower Street,
 ------------------------------------------------------------------------------
                   23rd Floor, Los Angeles, CA 90071-2371
                   --------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 30, 1994
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------                                -------------------------
CUSIP No.     87943M108                                Page  2  of ______ Pages
- -----------------------                                -------------------------

- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hernandez Partners
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    California
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      499,999 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    499,999 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.99%**
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------                                -------------------------
CUSIP No.     87943M108                                Page  3  of ______ Pages
- -----------------------                                -------------------------

- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GRS Partners II, L.P.
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      33,333 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,333 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .33% **
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------                                -------------------------
CUSIP No.     87943M108                                Page  4  of ______ Pages
- -----------------------                                -------------------------

- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Value Realization Fund, L.P.
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      66,666 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,666 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .67% **
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 1.   Security and Issuer.

               This statement on Schedule 13D relates to shares of the Common Stock, $.01 par value (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). The Common Stock of the Issuer consists of two series: Series A ("Series A Shares") and Series B ("Series B Shares").
     The address of the principal executive offices of the Issuer is 1740 Broadway, New York, New York 10019.

               The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

     Item 2.   Identity and Background.

               This statement is being filed on behalf of each of Hernandez Partners ("HP"), GRS Partners II, L.P. ("GRS") and The Value Realization Fund, L.P. ("Value"). HP, GRS and Value are collectively referred to herein as the "Reporting Persons" and individually as "Reporting Person."

            HP
            --

               HP is a California general partnership with its principal place of business at 900 South Garfield Avenue, Alhambra, CA 91801. The principal business of Hernandez Partners is investing.

               The general partners of HP are Roland A. Hernandez and Enrique Hernandez, Jr. Roland A. Hernandez' principal occupation is acting as President of Interspan Communications. The principal business of Interspan Communications is the ownership and management of a television broadcast license serving the market of Dallas/Fort Worth, Texas. Roland A. Hernandez' principal business office is located at 900 South Garfield Avenue, Alhambra, California 91801. Enrique Hernandez, Jr.'s principal occupation is acting as President of Inter-Con Security Systems, Inc. The principal business of Inter-Con Security Systems, Inc. is providing high-level security and related services throughout the United States and abroad. Enrique Hernandez' principal business office is located at 900 South Garfield Avenue, Alhambra, California 91801. Both Roland A. Hernandez and Enrique Hernandez, Jr. are United States citizens.

               Each of the General Partners in HP has sole dispositive and voting power with respect to the securities held by HP.

            GRS
            ---

               GRS is an Illinois general partnership with its principal place of business at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Its principal business is investing. There are two general partners of GRS:
     Investment 2, L.L.C., and SDI Securities II, Inc. Investment 2, L.L.C. is an Illinois limited liability company whose members are: Grosvenor Multi-Strategy Fund, L.P., an Illinois limited partnership and Ranger Diversified Investment Fund, a Delaware limited partnership. The general partner of Grosvenor Multi-Strategy Fund is Grosvenor Capital Management L.P. ("GCM"). The sole general partner of GCM is Grosvenor Capital Management, Inc. ("GCMI"). The directors of GCMI are Richard Elden and Michael J. Sacks, both United States citizens. The general partner of Ranger Diversified Investment Fund, L.P. is Ranger Capital Management, L.P., a Delaware limited partnership. The general partner of Ranger Capital Management, L.P. is Ranger Capital Corporation, a Delaware "S" corporation whose sole director is Stephen J. Malkin. The principal offices of all of the above entities is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. SDI Securities II, Inc. is a Nevada corporation with its principal office at 232 Court Street, Reno, Nevada 89501. GRS' administrator is GCM.

               The administrator of GRS is Grosvenor Capital Management, L.P. Grosvenor Capital Management, L.P. is an Illinois limited partnership with its principal place of business at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Its principal business is investing.

               The sole general partner of Grosvenor Capital Management, L.P. is Grosvenor Capital Management, Inc. Grosvenor Capital Management is an Illinois corporation with its principal place of business at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Its principal business is investing.

            Value
            -----

               Value is a Delaware limited partnership with its principal place of business at 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

               The sole General Partner of Value is Canpartners Investments III, L.P. ("Canpartners Investments"). Canpartners Investments is a California limited partnership with its principal place of business in California. It is principally engaged in investing. Canpartners Investments' business address is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

               The sole General Partner of Canpartners Investments is Canyon Capital Management, L.P. ("Canyon"). Canyon is a California limited partnership with its principal place of business in California. Canyon is principally engaged in acting as an investment adviser. Its business address is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

               The sole General Partner of Canyon is Canpartners Incorporated ("Canpartners Incorporated"). Canpartners Incorporated is a California corporation with its principal place of business at 9665 Wilshire Boulevard, Suite 200 Beverly Hills, California 90212. Canpartners Incorporated is principally engaged in the business of investing. The only executive officers and directors of Canpartners Incorporated, each of whom has sole power of direct disposition and voting of shares, are Rolf Christian Banghart Evensen, Joshua Stephan Friedman and Mitchell Ralph Julis. The principal occupation of each of Messrs. Evensen, Friedman and Julis is acting as an investment banker and fund manager. Messrs. Evensen, Friedman and Julis are United States citizens. Each of the directors is a 33.3% shareholder in Canpartners Incorporated.

               None of the Reporting Persons nor any other person disclosed in response to this Item 2 has during the last five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect to such laws.

     Item 3. Source and Amount of Funds Or Other Consideration.


               Pursuant to the Second Amended Chapter 11 Plan of Reorganization of the Issuer under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code, filed by the Issuer and administered as Case No. 93-B-42967 (JLG) (the "Plan of Reorganization"), a copy of which (without Exhibits) is attached hereto as Exhibit 2, upon consummation of the Plan of Reorganization, holders of 1992 Zero Coupon Notes and 1993 Zero Coupon Notes (each as defined in the Plan of Reorganization) became entitled to receive Series B Shares and other consideration in respect of such securities, holders of 13 5/8 % Debentures (as defined in the Plan of Reorganization) became entitled to receive Series A Shares and other consideration in respect of such securities, and holders of 12% Debentures (as defined in the Plan of Reorganization) become entitled to receive Warrants to purchase Series A Shares ("Warrants") in respect of such securities. The 1992 Zero Coupon Notes, the 1993 Zero Coupon Notes, the 13 5/8 Debentures and the 12% Debentures are referred to hereinafter collectively as the "Issuer Notes." The Plan of Reorganization was confirmed by order of the Bankruptcy Court on July 20, 1994 and consummated on December 30, 1994, when Shares were issued to the Reporting Persons pursuant to the Plan of Reorganization.

               As a result of ownership of Issuer Notes, upon consummation of the Plan of Reorganization, HP received 450,001 Series B Shares and 49,998 Series A Shares, GRS received 33,333 Series A Shares and Value received 66,666 Series A Shares. The Issuer Notes owned by the Reporting Persons had been purchased by each of them in December 1994 from TLMD Partners II, L.L.C., a Delaware limited liability company ("TLMD") for a cash purchase price equal to $10 times the number of Shares that each of the Reporting Persons became entitled to receive upon consummation of the Plan of Reorganization, payable upon receipt of the certificates representing such Shares. In addition, the Reporting Persons undertook to return to TLMD any consideration other than Shares which may be distributed to the Reporting Persons pursuant to the Plan of Reorganization in respect to the Issuer Notes. The purchased Issuer Notes were pledged to TLMD to secure the obligations of the Reporting Persons. Copies of the purchase agreements between each of the Reporting Persons and TLMD are attached hereto as Exhibits 6, 7 and 8, and a form of the Pledge Agreement executed by the parties is attached hereto as Exhibit 10.3.

               Hernandez Partners used personal funds to acquire its Shares. GRS Partners II, L.P. and The Value Realization Fund, L.P. each used working capital to acquire their Shares.

     Item 4.   Purpose of Transaction.

               The responses to Items 3, 5 and 6 are incorporated herein by this reference.

               Each of the Reporting Persons acquired beneficial ownership of the Shares to which this statement on Schedule 13D relates for investment purposes. The Reporting Persons have entered into a Shareholders Agreement, dated as of December 20, 1994 (the "Shareholders Agreement"), by and among the Reporting Persons, TLMD, Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion") and Leon Black ("Black")(TLMD, Bastion and Black are referred to herein as the "Other Shareholders"), pursuant to which each of the parties has agreed, during the term of the Shareholders Agreement and subject to the provisions thereof (including the continued ownership of a specified minimum number of Series B Shares, as set forth in the Shareholders Agreement), among other things, to use its reasonable best efforts to cause two nominees of TLMD, Black (or his nominee), a nominee of Bastion and a nominee of HP to be elected to the Board of Directors of the Issuer. Effective December 30, 1994, Roland A. Hernandez became a director of the Issuer. A copy of the Shareholders Agreement is attached hereto as Exhibit 10.1

               Pursuant to the Shareholders Agreement, HP, GRS, Value and the Other Shareholders have agreed that Shares Beneficially Owned (as defined in the Shareholders Agreement) by each of them will be voted by a Voting Committee comprised of three members, one of which will be appointed by TLMD, one of which will be appointed by Bastion, and one of which is an Independent Member (as defined in the Shareholders Agreement). The parties to the Shareholders Agreement have appointed the Voting Committee as their attorney-in-fact and proxy to vote all Shares owned by such parties as to which a vote of the shareholders is required. As of the date of the filing of this statement, based on information provided to the Reporting Persons by the Other Shareholders, the Reporting Persons and the Other Shareholders own an aggregate of approximately 54.9% of the Series B Shares outstanding and approximately 36.08% of the total Shares (Series A and Series B) outstanding. The Issuer's Restated Certificate of Incorporation (the "Certificates") provides that the Series B Shares, while outstanding, shall be entitled to elect a majority of the Board of Directors of the Issuer. As a consequence of the foregoing, the Series B Shares presently owned by HP, GRS, Value and the Other Shareholders and voted by the Voting Committee are expected to have the ability to cause the nominees of each of TLMD, Black, Bastion and HP to be elected to the Board of Directors of the Issuer and may give the Reporting Persons and the Other Shareholders the power to control or influence the Issuer, which power may be exercised from time to time. Pursuant to the provisions of the Certificate, Series B Shares will automatically convert to Series A Shares upon the Transfer (as described in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 30, 1999 or such time as there are less than 2,000,000 shares of Series B Shares issued and outstanding.

               The Shareholders Agreement also provides that in the event TLMD or any Apollo Permitted Transferee (as defined in the Shareholders Agreement) proposes to sell any Shares, Shareholders shall have the right to participate in such sale on a pro rata basis.

               As a result of the provisions of the Shareholders Agreement relating to the nomination and election of directors and the acquisition and disposition of Shares set forth therein, the Reporting Persons and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereto is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares held by other members of any such group.

               Except as disclosed in this Item 4, each Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (1) through (j) of the instructions to Item 4 of
     Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

             Note: The actual number of Shares and percentages reported in this statement are approximate, due to the fact that the certificates representing the Shares have not yet been delivered by the exchange agent for the Plan of Reorganization. Any difference between the actual numbers and percentages and the those reported herein are expected to be immaterial. Reference is made to statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the Other Shareholders for information regarding the Other Shareholders and their respective ownership of Shares.

            (a) (i) HP is the beneficial owner of 450,001 Series B Shares (constituting 8% of the Series B Shares) and 49,998 Series A Shares (constituting 1.14% of the Series A Shares), which in the aggregate constitute approximately 4.99% of the total Shares outstanding (based on the Reporting Persons' understanding that there are 5,611,606 Series B Shares and 4,388,394 A Shares outstanding, without giving effect to the exercise of warrants, options or similar rights.

               (ii) GRS is the beneficial owner of 33,333 Series A Shares (constituting .76% of the Series A Shares and .33% of the total number of Shares outstanding).

               (iii) Value is the beneficial owner of 66,666 Series A Shares (constituting 1.52% of the Series A Shares and .67% of the total number of Shares outstanding).

               (iv) By reason of the relationships described in Item 4 above, each of the Reporting Persons and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934. The Reporting Persons have been informed that the Other Shareholders beneficially own Shares, as follows: TLMD--1,550,464 Series B Shares (approximately 15.5% of the total Shares outstanding); Black--200,000 Series B Shares (approximately 2.0% of the total Shares outstanding); Bastion--374,997 Series A Shares and 882,687 Series B Shares (aggregating approximately 12.58% of the total Shares outstanding. As a result of agreements relating to, among other things, the nomination and election of directors, such group, if so constituted, may be deemed to have shared voting power over all of the 3,608,146 Shares owned by the Reporting Persons and the Other Shareholders in the aggregate (approximately 36.08% of the total Shares outstanding) immediately following the consummation of the Plan of Reorganization, which number includes 3,083,152 Series B Shares (approximately 54.9% of the Series B Shares outstanding).

            (b) (i) Except as discussed in Item 4 the power to direct the disposition and voting of the Shares held by HP is vested in its general partners, Roland A. Hernandez and Enrique Hernandez, Jr., or either of them. Pursuant to the provisions of the Shareholders Agreement, Shares beneficially owned by HP will be voted by the Voting Committee.

               (ii) Except as discussed in Item 4 the power to direct the disposition and voting of the Shares held by GRS is vested in Grosvenor Capital Management, L.P. Pursuant to the provisions of the Shareholders Agreement, Shares beneficially owned by GRS will be voted by the Voting Committee.

               (iii) Except as discussed in Item 4 the power to direct the disposition and voting of the Shares held by Value is vested in Canyon Capital Management, L.P. Pursuant to the provisions of the Shareholders Agreement, Shares beneficially owned by Value will be voted by the Voting Committee.

            (c) Except as disclosed in Item 3, none of the Reporting Persons nor any other entity disclosed in response to Item 2 has effected any transactions in the Shares in the past sixty days.

            (d)  Not applicable.

            (e)  Not applicable.

     Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

               As discussed in Item 4, on December 20, 1994, the Reporting Persons and the Other Shareholders entered into the Shareholders Agreement, a copy of which is attached hereto as Exhibit 10.1.

               In connection with the acquisition of the Issuer Notes described in Item 3 above, held by Reporting Persons at the time of consummation of the Plan of Reorganization, TLMD entered into letter agreements, dated December 21, 1994, with each of the Reporting Persons pursuant to which TLMD agreed to pay each of such parties the amount by which the total sales proceeds received by such party from the sale of any Shares sold during the year following the consummation of the Plan of Reorganization is less than the product of $10.00 multiplied by the total number of Shares sold during such one year period. The aggregate amount payable to the parties pursuant to such Letter Agreements is $1 million, with each of HP, GRS and Value, respectively, to receive a maximum of $833,334, $55,555 and $111,111, respectively. Members of TLMD, namely AIF II, L.P. and Artemis America III, L.L.C., have severally agreed (on a 70% - 30% basis) to guarantee the performance of TLMD of its obligations under such Letter Agreements. A copy of the form of Letter Agreement and guarantee with each of the Reporting Persons is attached hereto as Exhibit 10.2.

               Except as set forth above, and as described in Items 3, 4 and 5 hereto, each Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the issuer.

     Item 7.  Material to be Filed as Exhibits.

               The information set forth in the Exhibit Index is incorporated herein by reference.

                                  SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: January 8, 1995


                                       HERNANDEZ PARTNERS



                                       By: /s/ Roland A. Hernandez
                                           _______________________
                                           Roland A. Hernandez
                                           General Partner

                                  SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 9, 1995

                                       THE VALUE REALIZATION FUND, L.P.


                                       By: Canpartners Investments III, L.P.
                                           its General Partner


                                          By:  Canyon Capital Management, L.P.
                                               its General Partner


                                          By:  Canpartners Incorporated,
                                               its General Partner


                                            By: /s/ Mitchell R. Julis
                                                _______________________________
                                            Title: Vice President
                                                  ______________________________

                                  SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 9, 1995


                                       GRS PARTNERS II


                                       By: /s/ Michael J. Sacks
                                          _______________________________
                                          Michael J. Sacks, Vice President of
                                          Grosvenor Capital Management, Inc.
                                          General Partner of Grosvenor Capital
                                          Management, L.P.,
                                          Administrator of GRS Partners II

                                 Exhibit Index

 2    Plan of Reorganization (without exhibits).

10.1 Shareholders Agreement dated December 20, 1994, among TLMD Partners II, L.L.C., Bastion Capital Fund, L.P., Leon Black, Hernandez Partners, GRS Partners II, L.P. and The Value Realization Fund, L.P.

10.2 Form of Letter Agreement with each of the Reporting Persons and TLMD Partners II, L.L.C. together with guarantee of AIF II, L.P. and Artemis America III, L.L.C.

10.3 Form of Pledge Agreement, dated December 21, 1994, between Hernandez Partners and TLMD Partners II, L.L.C.

10.4 Agreement to Purchase Securities and Claims, dated December 21, 1994, between Hernandez Partners and TLMD Partners II, L.L.C. and modification of Purchase Agreement dated December 29, 1994.

10.5 Agreement to Purchase Securities and Claims, dated December 21, 1994, between GRS Partners II, L.P. and TLMD Partners II, L.L.C.

10.6 Agreement to Purchase Securities and Claims, dated December 21, 1994, between The Value Realization Fund, L.P. and TLMD Partners II, L.L.C.

99 Joint Filing Agreement among Hernandez Partners, GRS Partners II, L.P. and The Value Realization Fund, L.P.